
                                   SIGNATURES

         The registrant  hereby  certifies that it meets all of the requirements for  filing  on Form  20-F  and  that it has  duly  caused  and  authorized  the undersigned to sign this Annual Report on its behalf.

                ON BEHALF OF THE COMPANY, SECUREVIEW SYSTEMS INC.

                                       32


                                      Per:

                                  /s/ Don Perks

                                    DON PERKS

                          President, CEO and a Director

                              Authorized Signatory*

                            Date: September 30, 2004

* Print the name and title of the signing officer under the signature.

</TEXT>

</DOCUMENT>

<DOCUMENT>

<TYPE>EX-31

<SEQUENCE>2

<FILENAME>form20fex31-1.txt

<TEXT>

================================================================================

                                    EXHIBIT

         This is an Exhibit to the Form 20-F of Secureview Systems Inc.

                     Attached find the following materials:

   CERTIFICATION OF DISCLOSURE IN SECUREVIEW SYSTEMS INC.'S ANNUAL REPORT BY

                                   DON PERKS.

================================================================================

                         CERTIFICATION OF DISCLOSURE IN

                     SECUREVIEW SYSTEMS INC.'S ANNUAL REPORT

         In connection with the Annual Report on Form 20-F of Secureview Systems

Inc.  (the  "Company")  for the period ended March 31,  2004,  as filed with the

Securities and Exchange  Commission on October 4, 2004, (the  "Report"),  I, Don

Perks,  President and Chief  Executive  Officer of the Company,  hereby certify,

pursuant to the Sarbanes-Oxley Act of 2003, that:

(1) I have reviewed this Report being filed;

(2) Based on my knowledge,  this Report does not contain any untrue statement of a  material  fact  or omit  to  state a  material  fact  necessary  to make  the statements made, in light of the circumstances  under which such statements were made, not misleading with respect to the period covered by this Report;

(3)  Based on my  knowledge,  the  financial  statements,  and  other  financial information included in this Report, fairly present in all material respects the financial condition,  results of operations and cash flows of the Company as of,

and for, the periods presented in this Report;

(4)  The  Company's  other   certifying   officer  and  I  are  responsible  for

establishing and maintaining  disclosure  controls and procedures (as defined in

Exchange Act Rules 13a-14 and 15d-14) for the Company and have:

(i) designed  such  disclosure  controls and  procedures to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Report is being prepared;

(ii)  evaluated  the  effectiveness  of the  Company's  disclosure  controls and procedures as of a date within 90 days of the end of the period covered by the

Report (the "Evaluation Date"); and

(iii) presented in this Report our conclusions  about the  effectiveness  of the disclosure  controls  and  procedures  based  on  their  evaluation  as  of  the

Evaluation Date;

(5) The Company's other  certifying  officer and I have disclosed,  based on our most recent evaluation, to the Company's auditors and the audit committee of the

Company's board of directors (or persons fulfilling the equivalent function):

(i) all significant deficiencies in the design or operation of internal controls which could adversely affect the Company's ability to record, process, summarize and report  financial data and have  identified  for the Company's  auditors any material weaknesses in internal controls; and

(ii) any fraud,  whether or not  material,  that  involves  management  or other employees who have a significant role in the Company's internal controls; and

(6) The Company's other  certifying  officer and I have indicated in this Report whether or not there were significant  changes in internal  controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent  evaluation,  including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:    October 4, 2004

                                            /s/ Don Perks

                                  Name:    Don Perks

                                  Title:   President and Chief Executive Officer

</TEXT>

</DOCUMENT>

<DOCUMENT>

<TYPE>EX-31

<SEQUENCE>3

<FILENAME>form20fex31-2.txt

<TEXT>

================================================================================

                                    EXHIBIT

         This is an Exhibit to the Form 20-F of Secureview Systems Inc.

                     Attached find the following materials:

 CERTIFICATION OF DISCLOSURE IN SECUREVIEW SYSTEMS INC.'S ANNUAL REPORT BY ANNA

                                   MARIE CAIN

================================================================================

                         CERTIFICATION OF DISCLOSURE IN

                     SECUREVIEW SYSTEMS INC.'S ANNUAL REPORT

         In connection with the Annual Report on Form 20-F of Secureview Systems

Inc.  (the  "Company")  for the period ended March 31,  2004,  as filed with the

Securities and Exchange  Commission on October 4, 2004, (the "Report"),  I, Anna

Marie Cain, Chief Financial Officer of the Company, hereby certify,  pursuant to the Sarbanes-Oxley Act of 2003, that:

(1) I have reviewed this Report being filed;

(2) Based on my knowledge,  this Report does not contain any untrue statement of a  material  fact  or omit  to  state a  material  fact  necessary  to make  the statements made, in light of the circumstances  under which such statements were made, not misleading with respect to the period covered by this Report;

(3)  Based on my  knowledge,  the  financial  statements,  and  other  financial information included in this Report, fairly present in all material respects the financial condition,  results of operations and cash flows of the Company as of,

and for, the periods presented in this Report;

(4)  The  Company's  other   certifying   officer  and  I  are  responsible  for

establishing and maintaining  disclosure  controls and procedures (as defined in

Exchange Act Rules 13a-14 and 15d-14) for the Company and have:

(i) designed  such  disclosure  controls and  procedures to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Report is being prepared;

(ii)  evaluated  the  effectiveness  of the  Company's  disclosure  controls and procedures as of a date within 90 days of the end of the period covered by the

Report (the "Evaluation Date"); and

(iii) presented in this Report our conclusions  about the  effectiveness  of the disclosure  controls  and  procedures  based  on  their  evaluation  as  of  the

Evaluation Date;

(5) The Company's other  certifying  officer and I have disclosed,  based on our most recent evaluation, to the Company's auditors and the audit committee of the

Company's board of directors (or persons fulfilling the equivalent function):

(i) all significant deficiencies in the design or operation of internal controls which could adversely affect the Company's ability to record, process, summarize and report  financial data and have  identified  for the Company's  auditors any material weaknesses in internal controls; and

(ii) any fraud,  whether or not  material,  that  involves  management  or other employees who have a significant role in the Company's internal controls; and

(6) The Company's other  certifying  officer and I have indicated in this Report whether or not there were significant  changes in internal  controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent  evaluation,  including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:    October 4, 2004

                                                   /s/ Anna Marie Cain

                                            Name: Anna Marie Cain

                                            Title:  Chief Financial Officer

</TEXT>

</DOCUMENT>

<DOCUMENT>

<TYPE>EX-32

<SEQUENCE>4

<FILENAME>form20fex32-1.txt

<TEXT>

================================================================================

         This is an Exhibit to the Form 20-F of Secureview Systems Inc.

                     Attached find the following materials:

               CERTIFICATION OF DON PERKS PURSUANT TO SECTION 906

                        OF THE SARBANES-OXLEY ACT OF 2002

================================================================================

                            CERTIFICATION PURSUANT TO

                             18 U.S.C. SECTION 1350,

                             AS ADOPTED PURSUANT TO

                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2003

In  connection  with the Annual  Report on Form 20-F for fiscal year ended March

31, 2004 of Secureview Systems Inc., a British Columbia, Canada corporation (the

"Company"),  as filed with the  Securities  and Exchange  Commission on the date hereof  (the  "Annual  Report"),  I, Don Perks,  President  and Chief  Executive

Officer of the Company  certify,  pursuant to 18 U.S.C.  Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2003, that:

1. The Annual Report fully  complies with the  requirements  of Section 13(a) or

15(d) of the Securities Exchange Act of 1934, as amended; and

2. The  information  contained  in the Annual  Report  fairly  presents,  in all material  respects,  the  financial  condition  and results of operations of the

Company.

Dated: September 30, 2004

                                          /s/ Don Perks

                                          Don Perks, President, CEO and Director

</TEXT>

</DOCUMENT>

<DOCUMENT>

<TYPE>EX-32

<SEQUENCE>5

<FILENAME>form20fex32-2.txt

<TEXT>

================================================================================

         This is an Exhibit to the Form 20-F of Secureview Systems Inc.

                     Attached find the following materials:

            CERTIFICATION OF ANNA MARIE CAIN PURSUANT TO SECTION 906

                        OF THE SARBANES-OXLEY ACT OF 2002

================================================================================

                            CERTIFICATION PURSUANT TO

                             18 U.S.C. SECTION 1350,

                             AS ADOPTED PURSUANT TO

                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2003

In  connection  with the Annual  Report on Form 20-F for fiscal year ended March

31, 2004 of Secureview Systems Inc., a British Columbia, Canada corporation (the

"Company"),  as filed with the  Securities  and Exchange  Commission on the date hereof (the "Annual Report"), I, Anna Marie Cain, Chief Financial Officer of the

Company  certify,  pursuant  to 18 U.S.C.  Section  1350 as adopted  pursuant to

Section 906 of the Sarbanes-Oxley Act of 2003, that:

1. The Annual Report fully  complies with the  requirements  of Section 13(a) or

15(d) of the Securities Exchange Act of 1934, as amended; and

2. The  information  contained  in the Annual  Report  fairly  presents,  in all material  respects,  the  financial  condition  and results of operations of the

Company.

Dated: September 30, 2004

                                    /s/ Anna Marie Cain

                                    Anna Marie Cain, Chief Financial Officer and

                                    Director

</TEXT>

</DOCUMENT>

</SEC-DOCUMENT>

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